

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 14, 2022

Peter Handrinos
Partner
Latham & Watkins LLP
200 Clarendon Street
Boston, Massachusetts 02116

> **Re: Radius Health, Inc.**
> **Schedule TO-T filed July 13, 2022**
> **Filed by Patient Square Equity Partners, LP et al.**
> **SEC File No. 5-84055**

Dear Mr. Handrinos:

We have conducted a limited review of your filing, addressing only the matter identified in our comments below. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in your filing.

Schedule TO-T filed July 13, 2022

Source and Amount of Funds, page 34

1.   Provide additional information about Commitment Parties OrbiMed Royalty & Credit Opportunities III and IV, LP, including any relationship or affiliation with the parties to the Merger.

General

2.   We note that Gurnet Point was the party initially contacted by representatives of Radius Health and it negotiated the terms of the merger and entered into a CDA related to the exchange of information during those negotiations. In addition, Gurnet Point is an affiliate of named bidder GPC WH Fund, which in turn controls newly-formed entities Parent and Purchaser. Given these facts, provide your analysis as to why Gurnet Point has not been included as a bidder on the Schedule TO-T. Alternatively, add Gurnet Point and revise

the Offer to Purchase (to the extent applicable) to provide all of the disclosure required by that Schedule as to the new filer.

3. See our last comment above. Provide the same analysis as to Patient Square or add that entity as a bidder on the Schedule TO-T.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions